Exhibit 99.1

11 April 2022

BURFORD CAPITAL ANNOUNCES NOMINATION OF CHRISTOPHER A. HALMY AS BOARD DIRECTOR

Burford Capital Limited, the leading global finance and asset management firm focused on law, is pleased to announce the nomination of Christopher Arthur Halmy as a new independent non-executive director. Mr Halmy’s candidacy will be put before shareholders for their approval at Burford’s forthcoming Annual General Meeting (“AGM”).

Mr Halmy (53) is the former Chief Financial Officer of Ally Financial (formerly General Motors Acceptance Corporation, or GMAC), a $180 billion asset New York Stock Exchange-listed US financial institution whose multinational IPO he led and whose $25 billion investment portfolio he oversaw. Before Ally, Mr Halmy (a Certified Public Accountant) was with JPMorgan, Bank of America and MBNA; he began his career as an auditor at Deloitte. Mr Halmy brings deep US public markets and US GAAP experience to Burford’s Board, where he will serve on the Audit Committee.

Mr Halmy is the non-executive Chairman and audit committee chair of Mercury Financial, the largest non-bank credit card company in the US, and is a non-executive director of Mosaic Sustainable Finance Corp., a solar energy company.

Mr Halmy is Burford’s fourth new director since 2020 (all of whom sit on the Audit Committee and, with Mr Halmy, three of whom are audit committee financial experts). On February 27, 2020, Burford disclosed a plan to achieve a Board with a majority of independent directors under the UK Corporate Governance Code (despite not being subject to the Code) by its 2023 AGM. Though Burford’s Board satisfies the independence rules to which it is subject, Burford is conscious that the UK Code treats Messrs Wilson and Parkinson as non-independent directors given their tenure, and Mr Bogart as non-independent given his executive position. Upon Mr Halmy’s election, Burford will have delivered an independent Board under the UK Code one full year ahead of plan. Burford intends to appoint one more director in due course. Of the four incumbent directors in place prior to 2020, two have now retired, Mr Parkinson will retire in 2023 and Mr Wilson will retire in 2024.

Other than disclosed below in relation to current and prior directorships, Burford Capital Limited confirms that there are no further disclosures to be made in relation to Rule 17 of paragraph (g) of Schedule Two of the AIM Rules for Companies.

Current directorships/partnerships:	Atticus Advisors, LLC Finch Capital, LLC Mercury Financial Holdings LLC Mosaic Sustainable Finance Corp. Solar Mosaic, LLC

Directorships/Partnerships in the past five years:	CC SAG Holdings GP, LLC Credit Shop, INC Solar Mosaic, INC (Merged into: Mosaic Sustainable Finance Corp) Spectrum Automotive Holdings Corporation

For further information, please contact:

Burford Capital Limited
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, DC, Singapore, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with, or furnish to, the US Securities and Exchange Commission, other information sent to our security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that our actual results of operations, including our financial position and liquidity, and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those we expect include those discussed under “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 29, 2022 and other reports or documents that we file with, or furnish to, the US Securities and Exchange Commission from time to time. In addition, even if our results of operations, including our financial position and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.